April 19, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Justin Dobbie

Re: Ignite Restaurant Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 6, 2016

File No. 001-35549

Dear Mr. Dobbie:

On behalf of Ignite Restaurant Group, Inc. (the “Company” or “Ignite”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated April 14, 2016 (the “Comment Letter”) relating to the Company’s Preliminary Statement on Schedule 14A, File No. 001-35549, filed on April 6, 2016 (the “Preliminary Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Preliminary Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is providing its proposed changes to the Preliminary Statement in response to the Comment Letter. Upon confirmation from the Staff as to the adequacy of the proposed changes, the Company intends to include these changes in the filing of its Definitive Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Preliminary Statement.

U.S. Securities and Exchange Commission	April 19, 2016

General

1.	Please file the form of the proxy card that will accompany your proxy statement with your next amendment to your preliminary proxy statement as required by Rule 14a-6 of Regulation 14A.

Response: In response to the Staff’s comments, the Company will include the proxy card in the filing of our definitive proxy and has included it also with this filing (see Attachment I).

Proposal 1 – Amendment to the Amended and Restated Certificate of Incorporation, page 10

2.

Please revise to disclose here whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term.

Response: In response to the Staff’s comments, the Company has revised the disclosure to proposal 1 by inserting the following in the first paragraph of page 11 of the definitive proxy filing (see Attachment II): “Any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by the board of directors. A director elected to fill a vacancy will serve until the election of the class for which the vacancy occurred.”

Please direct any questions concerning this letter to Ms. Leslie Oguchi at (713) 366-7501.

U.S. Securities and Exchange Commission	April 19, 2016

In addition, on behalf of Ignite Restaurant Group, Inc. (the “Company”) and in connection with the filing of the Preliminary Revised Proxy Statement on Schedule 14 (the “Proxy Statement”), the undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
●

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Proxy Statement; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brad A. Leist
Brad A. Leist
Senior Vice President and Chief Financial Officer

cc:	Mr. Robert Merritt (Ignite Restaurant Group, Inc.)
Ms. Sonia Bednarowski (Securities and Exchange Commission)
Ms. Shauna King (Ignite Restaurant Group, Inc.)
Ms. Leslie Oguchi (Ignite Restaurant Group, Inc.)

 Attachment I

ANNUAL MEETING OF STOCKHOLDERS OF

IGNITE RESTAURANT GROUP, INC.

May 19, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17623

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20630300000000000000 0 051916

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, "FOR" THE ELECTION OF ALL DIRECTOR NOMINEES AND "FOR" PROPOSAL 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Robert S. Merritt
- ○ Paul R. Vigano
- ○ F. Philip Handy
- ○ Ann Iverson
- ○ Joseph N. Stein
- ○ Shauna R. King

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. Amendment to the Amended and Restated Certificate of Incorporation.	☐	☐	☐
3. Ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the fiscal year 2016.	☐	☐	☐

In the discretion of the proxies on any other matter that may properly come before the meeting or any adjournments or postponements thereof.

This proxy will be voted as directed. If no direction is indicated, this proxy will be voted "FOR" the amendment to the Amended and Restated Certificate of Incorporation, "FOR" the election of all director nominees and "FOR" the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for fiscal year 2016.

Please complete, date and sign this proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the Annual meeting. If you attend the Annual Meeting, you may revoke the proxy and vote your shares in person.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL MEETING OF STOCKHOLDERS OF

IGNITE RESTAURANT GROUP, INC.

May 19, 2016

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/17623

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

20630300000000000000 0 051916

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, "FOR" THE ELECTION OF ALL DIRECTOR NOMINEES AND "FOR" PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

2. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Robert S. Merritt
- ○ Paul R. Vigano
- ○ F. Philip Handy
- ○ Ann Iverson
- ○ Joseph N. Stein
- ○ Shauna R. King

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
1. Amendment to the Amended and Restated Certificate of Incorporation.	☐	☐	☐
3. Ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the fiscal year 2016.	☐	☐	☐

In the discretion of the proxies on any other matter that may properly come before the meeting or any adjournments or postponements thereof.

This proxy will be voted as directed. If no direction is indicated, this proxy will be voted "FOR" the amendment to the Amended and Restated Certificate of Incorporation, "FOR" the election of all director nominees and "FOR" the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for fiscal year 2016.

Please complete, date and sign this proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the Annual meeting. If you attend the Annual Meeting, you may revoke the proxy and vote your shares in person.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

IGNITE RESTAURANT GROUP, INC.

Proxy for Annual Meeting of Stockholders on May 19, 2016

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Robert S. Merritt and Brad A. Leist, and each of them, with full power of substitution and resubstitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of Ignite Restaurant Group, Inc., to be held on May 19, 2016 at 9:00 a.m. local time at the Houstonian Hotel, 111 North Post Oak Lane, Houston, Texas 77024, and at any adjournments or postponements thereof.

The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement, and will vote on the matters described in both and upon any other business that may properly come before the Annual Meeting of Stockholders or any adjournments or postponements thereof. Said proxies are directed to vote on the matters described in the Notice of Annual Meeting of Stockholders and Proxy Statement as follows, and otherwise in their discretion upon such other business as may properly come before the Annual Meeting of Stockholders or any adjournments or postponements thereof:

(Continued and to be signed on the reverse side.)

1.1 14475

Attachment II

Standing for One-Year Terms Ending at 2017 Annual Meeting (Class I)

●     Mr. Stein and Mr. Vigano

Standing for Two-Year Terms Ending at 2018 Annual Meeting (Class II)

●     Ms. King and Mr. Handy

Standing for Three-Year Terms Ending at 2019 Annual Meeting (Class III)

●     Mr. Merritt and Ms. Iverson

If the proposed amendment to article six of the Amended and Restated Certificate of Incorporation is adopted, at the 2017 annual meeting of stockholders, the Class I directors would be elected for three-year terms expiring at the 2020 annual meeting of stockholders; at the 2018 annual meeting of stockholders, the Class II directors would be elected for two-year terms expiring at the 2020 annual meeting of stockholders; and at the 2019 annual meeting of stockholders, the Class III directors would be elected for one-year terms expiring at the 2020 annual meeting of stockholders. Any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by the board of directors. A director elected to fill a vacancy will serve until the election of the class for which the vacancy occurred. Accordingly, beginning with the 2020 annual meeting of stockholders, directors would be elected for a term expiring at the next annual meeting of stockholders. See the discussion below under “Election of Directors” for more details.

The board is proposing to reinstitute a classified board for one full election cycle before phasing it out in 2020 . The board of directors believes that the longer time required to elect a majority of a classified board will help assure continuity and stability of corporate policies since a majority of the directors will always have prior experience as directors of the Company. The board of directors is recommending a classified board with a phase-out provision because it believes that after a full election cycle, the then-current board of directors and stockholders should have an opportunity to re-evaluate whether a staggered board is still prudent. Accordingly, any action to reinstitute a classified board in 2020 or thereafter would be subject to stockholder approval.

In addition to the benefit of continuity and stability, the board of directors believes a classified board may provide greater protection to stockholders in the event a transaction was proposed to acquire the Company which the board of directors thought was not in your best interest. There have been many instances of accumulation of substantial stock in companies by third parties as a prelude to proposing a takeover or a restructuring or sale of all or part of the target company. These actions may be undertaken by the third party without advance notice to or consultation with management of the corporation. In many cases, the purchaser seeks representation on a company’s board of directors in order to increase the likelihood that the purchaser’s proposal will be implemented by that company. If the company resists these efforts, the purchaser may commence a proxy contest to have its nominees elected to the board. In some cases, the purchaser may not truly be interested in taking over the target corporation, but uses the challenge of a proxy contest and/or a takeover bid as a means of effecting a purchase of the purchaser’s stock at a substantial premium over market price. Our board of directors believes that the prospect of removal of the Company’s entire board in these situations would severely curtail its ability to negotiate effectively with any such purchaser for the benefit of all stockholders. The board of directors could be deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained for the benefit of all stockholders in any transaction which may ultimately be undertaken. With a classified board, at least two elections will be required to effect a change of control of the board of directors, which will enhance the board’s leverage to negotiate effectively with any proposed acquirer. The board of directors emphasizes that it knows of no such acquisition or takeover proposals at the present time nor is it soliciting any such proposals. Our board of directors simply believes the classified board is in the best interests of the Company to be prepared for the future.

The classification of directors may, however, have the effect of extending the period of time to effect a change in control of the membership of the board of directors even if the reason for such a change might be dissatisfaction with the performance of incumbent directors. Nonetheless, for the reasons stated above, the board believes a classified board is in the best interests of the Company.

If the amendment to the Amended and Restated Certificate of Incorporation to classify the board of directors is approved, article six of the Amended and Restated Certificate of Incorporation will be replaced in its entirety by the proposed article six. A copy of the proposed article six is attached as Exhibit A .

The board of directors recommends that you vote FOR the amendment.

PROPOSAL 2 — ELECTION OF DIRECTORS

Currently, our board of directors consists of six directors in three classes, with three directors in Class I, one director in Class II and two directors in Class III.

The terms of all the directors expire at the Annual Meeting. If the proposed amendment to the Amended and Restated Certificate of Incorporation to reinstitute a classified board of directors is approved by the stockholders, the directors will immediately be divided into classes, such that, Mr. Stein and Mr. Vigano will be our Class I directors and will hold office for a one-year term until the annual meeting of stockholders to be held in 2017; Ms. King and Mr. Handy will be our Class II directors and will hold office for a two-year term until the annual